Filed pursuant to Rule 424(b)(5)
Registration No. 333-45346

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 19, 2002

PRELIMINARY PROSPECTUS SUPPLEMENT
(To prospectus dated September 18, 2000)

$300,000,000
Advanced Micro Devices, Inc.
        % Convertible Senior Notes Due 2007

We are offering $300,000,000 principal amount of our         % Convertible Senior Notes Due 2007.

•
The notes will bear interest at an annual rate of         %. Interest is payable semi-annually on                      and                      of each year, beginning                 , 2003. On                 , 2007, the maturity date of the notes, holders of the notes will receive $1,000 (plus accrued and unpaid interest) for each note.

•
Holders may convert all or some of their notes at any time prior to the close of business on the business day immediately preceding the maturity date at a conversion price of $         per share, subject to prior redemption of the notes. The conversion price is subject to adjustment. Upon conversion, you will not receive any cash representing accrued and unpaid interest.

•
We may redeem some or all of the notes on or after                             , 2005 at the prices described in this prospectus supplement if the last reported sale price of our common stock is at least 150% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the date of the redemption notice.

•	The notes are not entitled to any sinking fund.

•
If we undergo a Fundamental Change as described in this prospectus supplement, you will have the right to require us to repurchase for cash all or any portion of your notes not previously called for redemption. We will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date.

•
The notes will be senior unsecured obligations and will rank equal in payment with all of our other senior unsecured indebtedness. The notes will effectively rank behind all of our secured debt to the extent of the value of the assets securing that debt, and will be structurally subordinated to all indebtedness, including trade payables and capital lease obligations, of our subsidiaries and joint ventures.

•
The notes will not be listed on any national securities exchange or on the Nasdaq National Market. Our common stock is listed on the New York Stock Exchange under the symbol “AMD.” On November 18, 2002, the last reported sale price of our common stock was $6.52 per share.

Investing in the notes involves risk. See “ Risk Factors” beginning on page S-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Advanced Micro Devices, Inc. (before expenses)%		$

The underwriters may also purchase up to an additional $45,000,000 aggregate principal amount of the notes within 30 days from the date of this prospectus supplement solely to cover over-allotments, if any.

Interest on the notes will accrue from November     , 2002.

The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about November     , 2002 through the facilities of The Depository Trust Company.

Joint Book-Running Managers

Banc of America Securities LLC	Salomon Smith Barney
Merrill Lynch & Co.

The date of this prospectus supplement is November     , 2002

You should rely only on the information contained or incorporated by reference in this prospectus supplement or accompanying prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate as of the date of this prospectus supplement.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters (File No. 1-7882). You may read and copy any documents we have filed with the SEC at prescribed rates at the SEC’s Public Reference Room at Room 1024—Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You can obtain copies of these materials at prescribed rates by writing to the SEC’s Public Reference Section at the address set forth above, or by calling (800) SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov. Information contained in our web site is not part of this prospectus supplement.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information in this prospectus supplement. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for information incorporated by reference that is superseded by information contained in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC:

AMD SEC Filings (File No. 1-7882)	Period Ended
Annual Report on Form 10-K (including information specifically incorporated by reference into our Form 10-K from our 2001 Annual Report to Stockholders and Proxy Statement for our 2002 Annual Meeting of Stockholders), as amended
December 30, 2001
Quarterly Report on Form 10-Q, as amended	March 31, 2002
Quarterly Report on Form 10-Q, as amended	June 30, 2002
Quarterly Report on Form 10-Q	September 29, 2002
Current Report on Form 8-K	filed on January 23, 2002
Current Report on Form 8-K	filed on January 24, 2002
Current Report on Form 8-K	filed on January 30, 2002
Current Report on Form 8-K	filed on April 24, 2002
Current Report on Form 8-K	filed on July 19, 2002
Current Report on Form 8-K	filed on October 18, 2002
Current Report on Form 8-K	filed on November 18, 2002
The description of our common stock as set forth in our Registration Statement on Form 8-A	filed on June 28, 1973

All documents that we file with the SEC from the date of this prospectus supplement to the end of the offering of the notes under this prospectus supplement shall also be deemed to be incorporated in this prospectus supplement by reference except for any information furnished pursuant to Item 9 of any current report on Form 8-K.

You may obtain copies of these documents from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by writing to us at Advanced Micro Devices, Inc., One AMD Place, P.O. Box 3453, Sunnyvale, California 94088-3453, or calling us at (408) 732-2400.

S-ii

FORWARD-LOOKING STATEMENTS

Discussions contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement include forward-looking statements. These forward-looking statements involve numerous risks and uncertainties and should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology, or by discussions of strategy, plans or intentions. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially. The forward-looking statements relate to, among other things:

•	operating results;

•	anticipated cash flows;

•	capital expenditures;

•	gross margins;

•	adequacy of resources to fund operations and capital investments;

•	our ability to achieve cost reductions in the amounts and in the timeframes anticipated;

•	our ability to transition new product introductions effectively;

•	our ability to produce microprocessors in the volume required by customers on a timely basis;

•	our ability to maintain average selling prices of microprocessors despite aggressive marketing and pricing strategies of our competitors;

•
our ability to achieve market acceptance of our microprocessors, including those based on x86-64 technology, on a timely basis and produce them in the volumes required by the market at acceptable yields;

•	our ability, and the ability of third parties, to provide timely infrastructure solutions, such as motherboards and chipsets, to support our microprocessors;

•	a recovery in the economy leading to increased demand for our microprocessor products;

•	a recovery in the communication and networking industries leading to an increase in the demand for Flash memory products;

•	the effect of foreign currency hedging transactions;

•	the process technology transition in our submicron integrated circuit manufacturing and design facility in Dresden, Germany, known as Dresden Fab 30; and

•	the financing and further construction of the Fujitsu AMD Semiconductor Limited, or FASL, manufacturing facilities.

See “Risk Factors” below, as well as the other risks and uncertainties detailed in the documents incorporated by reference in this prospectus supplement for a discussion of the factors that could cause actual results to differ materially from these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only. We assume no obligation to update forward-looking statements.

AMD, the AMD logo, and combinations thereof, Advanced Micro Devices, AMD Athlon, AMD Duron, AMD Opteron and MirrorBit are either trademarks or registered trademarks of Advanced Micro Devices, Inc. Other terms used to identify companies and products may be trademarks of their respective owners.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that is important to you. Important information is incorporated by reference in this prospectus supplement. To understand this offering fully, you should read carefully the entire prospectus supplement, including “Risk Factors,” the accompanying prospectus and the consolidated financial statements and related notes and the other information incorporated by reference in this prospectus supplement. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase up to an additional $45,000,000 in aggregate principal amount of the notes solely to cover over-allotments, if any. References in this prospectus supplement to “us,” “we,” the “Company” or “AMD” shall mean Advanced Micro Devices, Inc. and our consolidated subsidiaries, unless the context indicates otherwise.

Advanced Micro Devices, Inc.

AMD is one of the world’s leading semiconductor manufacturers. We were founded in 1969, became a publicly held company in 1972 and since 1979 our common stock has been listed on the New York Stock Exchange under the trading symbol “AMD.”

We design, manufacture and market a wide variety of industry-standard digital integrated circuits, or ICs, primarily for the microprocessor and Flash memory markets. Our products are used in many diverse product applications such as personal computers, workstations, servers, telecommunications equipment, data and network communications equipment and consumer electronics.

We have sales offices worldwide and have manufacturing or testing facilities in Sunnyvale, California; Austin, Texas; Dresden, Germany; Aizu-Wakamatsu, Japan; Bangkok, Thailand; Penang, Malaysia; Suzhou, China; and Singapore. Our mailing address and executive offices are located at One AMD Place, Sunnyvale, California 94086, and our telephone number at that location is (408) 732-2400.

Recent Developments

We recently announced that we are formulating a restructuring and cost-cutting plan (the 2002 Restructuring Plan) to address the continuing industry-wide weakness in the semiconductor industry by adjusting our cost structure to industry conditions. Pursuant to the 2002 Restructuring Plan, we intend to reduce our fixed costs as a percentage of total costs over time from approximately 80% to approximately 70%. We also expect to reduce our expenses by approximately $100 million per quarter by the second quarter of 2003. As a result, we expect total expenses in 2003 to be reduced by $350 million based on current product demand forecasts. We cannot, however, be sure that the goals of the 2002 Restructuring Plan will be realized. The ultimate effects of the 2002 Restructuring Plan could prove to be adverse.

We also recently announced that we expect to record a charge to income tax expense in the quarter ending December 29, 2002 in order to establish a 100% valuation allowance against our net deferred tax assets, which were $263 million as of September 29, 2002. This charge to income tax expense would reduce after-tax results of operations but would not affect cash, cash flows or pre-tax results of operations for the quarter ending December 29, 2002.

We estimate that the impact of the charges in the quarter ending December 29, 2002 would be $300 to $600 million on a pre-tax basis, inclusive of charges associated with the 2002 Restructuring Plan, and $563 million to $863 million on an after-tax basis. The components of these charges consist of the $300 to $600 million pre-tax charges for restructuring and other special charges and the $263 million non-cash charge to tax expense for the 100% valuation allowance. We estimate that the cash cost of the 2002 Restructuring Plan will be approximately $100 million.

The Offering

Issuer	Advanced Micro Devices, Inc.

Securities offered
$300,000,000 aggregate principal amount of         % Convertible Senior Notes Due 2007, plus up to an additional $45,000,000 aggregate principal amount of notes issuable upon exercise of the underwriters’ option solely to cover over-allotments, if any.

Interest	% per annum, payable semi-annually on and of each year commencing on 2003.

Maturity date	, 2007.

Conversion rights
Holders may convert all or some of their notes at any time prior to the close of business on the business day immediately preceding the maturity date at a conversion price of $         per share, subject to prior redemption of the notes. The initial conversion price is equivalent to a conversion rate of approximately                  shares per $1,000 principal amount of notes. The conversion price is subject to adjustment. Upon conversion, you will not receive any cash representing accrued interest. For more information, see “Description of Notes—Conversion of Notes.”

Ranking
The notes will be senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. The notes will effectively rank behind all of our secured debt to the extent of the value of the assets securing that debt. As of September 29, 2002, we had $155 million of secured indebtedness, comprised of $45 million under our secured revolving credit facility, which has since been repaid, and $110 million under our September 2002 term loan. The notes will be structurally subordinated to all indebtedness, including trade payables and capital lease obligations, of our subsidiaries and joint ventures. At September 29, 2002, our subsidiaries had $933 million of indebtedness, including trade payables and capital lease obligations. In addition, our joint ventures had $436 million of indebtedness, including trade payables and capital lease obligations.

Optional redemption
After                         , 2005 we may redeem the notes at the prices described in this prospectus supplement if the last reported sale price of our common stock is at least 150% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the date of the redemption notice. For more information, see “Description of Notes—Optional Redemption by AMD.”

Sinking fund	None.

Fundamental Change	If we undergo a Fundamental Change, as described in this prospectus supplement, you will have the option to require us to repurchase for cash all or any portion of your notes not previously called for redemption. We will pay a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest to, but excluding, the repurchase date. For more information, see “Description of Notes—Repurchase at Option of the Holder Upon a Fundamental Change.”

Use of proceeds	We intend to use the net proceeds for general corporate purposes, including capital expenditures and working capital.

Events of default
If there is an event of default on the notes, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

DTC eligibility
The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interests may not be exchanged for certificated securities, except in limited circumstances. For more information, see “Description of Notes—Book-Entry System.”

Trading
The notes will not be listed on any national securities exchange or on the Nasdaq National Market. We cannot give you any assurance as to the liquidity of, or the existence of, a trading market for the notes. For more information, see “Underwriting.”

Common stock	Our common stock is listed on the New York Stock Exchange under the symbol “AMD.”

RISK FACTORS

You should consider the risk factors below as well as the other information set forth or incorporated by reference in this prospectus supplement or the accompanying prospectus. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In such case, our ability to make payments on the notes could be impaired, the trading price of the notes and our common stock could decline, and you could lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement.

Risks Related to the Notes

We have a substantial amount of debt and debt service obligations, and may incur additional debt, that could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of debt and we may incur additional debt in the future. At September 29, 2002, our total long-term debt was $1.2 billion and, as adjusted to give effect to the offering of the notes, would have been $1.5 billion and our stockholders’ equity would have been $3.2 billion. Of the $1.2 billion of our total long-term debt, $343 million was long-term debt of our consolidated German subsidiary, AMD Limited Liability Company & Co. KG (AMD Saxony) under its credit facility (the Dresden loan agreement), of which we have guaranteed $300 million.

At September 29, 2002, we also had approximately $276 million of guarantees related to the debt of our unconsolidated joint ventures. These guarantees include our guarantee to repay up to $125 million of borrowings made by Fujitsu Microelectronics, Inc. under its credit facility, which we are currently in disagreement as to the amount we owe, if any, and our other guarantees of approximately $151 million related to FASL and our Maskhouse Building Administration GmbH & Co. KG (BAC) joint venture with Infineon Technologies AG and DuPont Photomasks, Inc.

The indenture governing the notes does not limit the amount of additional debt that we may incur. At September 29, 2002, we had $95 million of availability under our secured revolving credit facility (subject to our borrowing base).

Our high degree of leverage may:

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•
increase our vulnerability to the impact of adverse economic and industry conditions and, to the extent of our outstanding debt under our secured revolving credit facility, the impact of increases in interest rates.

Our ability to make payments on and to refinance our debt or our guarantees of other parties’ debts will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter and is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

We cannot assure you that we will continue to generate sufficient cash flow or that we will be able to borrow funds under our credit facilities in amounts sufficient to enable us to service our debt, including the notes offered hereby, or meet our working capital and capital expenditure requirements. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, due to borrowing base restrictions or otherwise, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt, including the notes, or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more funds on terms acceptable to us, if at all.

Our debt instruments impose restrictions on us that may adversely affect our ability to operate our business.

Our secured revolving credit facility and our September 2002 term loan contain restrictive covenants and also require us to maintain specified financial ratios and satisfy other financial condition tests when our net domestic cash is below specified amounts. In addition, the Dresden loan agreement imposes restrictive covenants on AMD Saxony, including a prohibition on its ability to pay dividends.

Our ability to satisfy the covenants, financial ratios and tests of our debt instruments can be affected by events beyond our control. We cannot assure you that we will meet those requirements. A breach of any of these covenants, financial ratios or tests could result in a default under our secured revolving credit facility, our September 2002 term loan and/or the Dresden loan agreement. The occurrence of an event of default under any of these agreements or under the indentures governing our debentures or the notes offered hereby would likely result in a cross-default under the agreements covering the other borrowings and would permit the applicable lenders or noteholders to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable and would permit the lenders to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our secured revolving credit facility, our September 2002 term loan and the Dresden loan agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our personal property, including inventory and accounts receivable, as security under our secured revolving credit facility, and certain property, plant and equipment as security under our September 2002 term loan, and AMD Saxony has pledged substantially all of its property as security under the Dresden loan agreement. If the lenders under any of the credit facilities or the noteholders or the trustee under the indentures governing our debentures or the notes offered hereby accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings and our other indebtedness, including the notes offered hereby.

The notes will be effectively subordinated to all of our secured indebtedness and structurally subordinated to all of our subsidiaries’ and joint ventures’ existing and future indebtedness.

The notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing that debt. As of September 29, 2002, AMD had $155 million of secured indebtedness outstanding, comprised of $45 million under our secured revolving credit facility, which has since been repaid, and $110 million under our September 2002 term loan. The indenture governing the notes permits us to incur additional secured indebtedness.

A substantial portion of our operations is conducted through our subsidiaries and joint ventures. The cash flow and our consequent ability to service debt, including the notes, may become dependent in part upon the earnings from the business conducted through subsidiaries and joint ventures and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries or joint ventures, to us. Except to the extent we may be a creditor with recognized claims against our subsidiaries or joint ventures, the claims of creditors of our subsidiaries or joint ventures will have priority with respect to the assets and earnings of the subsidiaries or joint ventures over the claims of our creditors, including holders of the notes, even though subsidiary and joint venture obligations do not constitute our senior indebtedness. As of September 29, 2002, the indebtedness, including trade payables and capital lease obligations, of our subsidiaries was $933 million. In addition, our joint ventures had $436 million of indebtedness, including trade payables and capital lease obligations.

The ability of our subsidiaries and joint ventures to pay dividends to us could be restricted.

We conduct a substantial portion of our operations through our subsidiaries and joint ventures. The Dresden loan agreement prohibits AMD Saxony from paying dividends to us, and FASL cannot pay dividends to us without the consent of Fujitsu. Subject to the restrictions contained in the indenture and our other debt agreements, future borrowings by our subsidiaries and joint ventures could contain restrictions or prohibitions on the payment of dividends to us. In addition, under applicable law, our subsidiaries and joint ventures could be limited in the amounts that they are permitted to pay us as dividends on their capital stock. As a result, we may not be able to receive funds from our subsidiaries and joint ventures.

We may not be able to finance or effect the repurchase of the notes as a result of a Fundamental Change as required by the indenture, which would result in a default under our indenture.

Upon the occurrence of a Fundamental Change under the indenture, we will be required to offer to repurchase all of the notes then outstanding at 100% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. A Fundamental Change may also constitute an event of default under our secured revolving credit facility, our September 2002 term loan and/or the Dresden loan agreement that will permit the lenders thereunder to accelerate the maturity of all borrowings thereunder and terminate commitments to lend thereunder. The indenture governing our outstanding debentures requires us to offer to repurchase the debentures upon a Fundamental Change. Any of our future debt agreements may contain similar provisions. We cannot assure you that we will have the financial resources to repurchase your notes, particularly if the Fundamental Change triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness.

In addition, our secured revolving credit facility, our September 2002 term loan and the Dresden loan agreement may prohibit us from repurchasing any of the notes. If we do not obtain applicable consents to the repurchase, we may remain prohibited from repurchasing the notes.

An active public market may not develop for the notes, which may hinder your ability to sell your investment.

The notes are a new issue of securities with no established trading market, and we do not intend to list them on any securities exchange. We cannot assure you that an active trading market will develop for the notes. The underwriters have informed us that they intend to make a market in the notes, but they may cease their market-making activities at any time.

In addition, the liquidity of the trading market for the notes, if any, and the market price quoted for the notes may be adversely affected by changes in interest rates in the market for comparable securities and by changes in our financial performance or prospects, as well as by declines in the prices of securities, or the financial performance or prospects of similar companies.

The price of our common stock is highly volatile, and this may materially adversely affect the liquidity and market price of the notes.

Based on the trading history of our common stock, we believe that the following factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially and are likely to affect the trading price of the notes:

•	quarterly fluctuations in our operating and financial results;

•	announcements of new technologies, products and/or pricing by us or our competitors;

•	the pace of new process technology and product manufacturing ramps;

•	fluctuations in the stock price and operating results of our competitors, particularly Intel Corporation;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	changes in the ratings of our outstanding securities and the notes offered hereby;

•	production yields of key products;

•	changes in the mix of products sold; and

•	general conditions in the semiconductor industry.

In addition, an actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts’ expectations could have an immediate effect on the trading price of our common stock and the notes. Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of the companies. Market volatility may adversely affect the market price of our common stock, which could affect the price of our notes and limit our ability to raise capital or to make acquisitions.

Anti-takeover provisions in our charter documents and Delaware law, as well as the right of holders of the notes to require us to repurchase the notes upon the occurrence of a Fundamental Change, may make an acquisition of us more difficult.

Anti-takeover provisions in our charter documents and Delaware law may make an acquisition of us more difficult. These provisions:

•
authorize our board of directors to issue preferred stock without stockholder approval and to designate the rights, preferences and privileges of each class; if issued, such preferred stock would increase the number of outstanding shares of our capital stock and could include terms that may deter an acquisition of us;

•	establish advance notice requirements for nominations to the board of directors or for proposals that can be acted on at stockholder meetings; and

•	limit who may call stockholder meetings.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which may prohibit large stockholders from consummating a merger with or acquisition of us.

Further, the holders of the notes have the right to require us to repurchase the notes should a Fundamental Change occur. The term “Fundamental Change” includes specified transactions involving changes to our basic structure or ownership, but may not include other events that adversely affect our financial condition. This repurchase option may discourage a potential acquiror.

These provisions may deter an acquisition of us that might otherwise be attractive to stockholders.

Risks Related to Our Business

We have recently experienced substantial declines in revenues and operating losses, and we may experience additional declines in revenues and operating losses in the future.

Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. Our total revenues for the first nine months of 2002 were $2,011 million compared to $2,940 million for the first nine months of 2001. This decline was due primarily to reduced demand for our products resulting from the current economic slowdown and our decision in the third quarter of 2002 not to accept orders from certain customers, not to ship to certain customers and our receipt of product returns from certain customers, each as part of our efforts to reduce excess PC processor inventory in the overall supply chain. We incurred a net loss of $448 million for the first nine months of 2002 compared to a net loss of $45 million for the first nine months of 2001. Reduced end-user demand, underutilization of our manufacturing capacity and other factors could adversely affect our business in the near term and we may experience additional declines in revenue and operating losses. We cannot assure you that we will be able to return to profitability or that, if we do, we will be able to sustain it.

The semiconductor industry is highly cyclical and is currently experiencing a severe downturn that is adversely affecting, and may continue to adversely affect, our business.

The highly cyclical semiconductor industry has experienced significant downturns, often in connection with maturing product cycles, manufacturing overcapacity and declines in general economic conditions. The most recent downturn, which began in the fourth quarter of 2000 and continues today, has been severe and prolonged, and future downturns may also be severe and prolonged. Our financial performance has been negatively affected by these downturns, including the incurrence of substantial losses during the current downturn, as a result of:

•	the cyclical nature of the supply/demand imbalances in the semiconductor industry;

•	a decline in demand for end-user products that incorporated our semiconductors;

•	excess inventory levels in the channels of distribution, including our customers;

•	excess production capacity; and

•	accelerated declines in average selling prices.

If current conditions do not improve in the near term or if these conditions in the semiconductor industry occur in the future, as they likely will to a lesser or greater degree, our business will continue to be adversely affected.

Fluctuations in the personal computer market may continue to materially adversely affect us.

Our business is, and particularly our PC processor product lines are, closely tied to the personal computer industry. Industry-wide fluctuations in the PC marketplace, including the current industry downturn which commenced in 2001 and has continued throughout 2002, have materially adversely affected us and may materially adversely affect us in the future. If we experience a sustained reduction in the growth rate of PCs sold, sales of our microprocessors may decrease. If market conditions do not improve, shipments to our customers could be limited until customer demand increases and supply chain inventories are fully balanced with end user demand.

In addition, current trends of consolidation within the personal computer industry, as recently evidenced by the Hewlett-Packard/Compaq merger, as well as potential market share increases by customers who exclusively purchase microprocessors from Intel Corporation, such as Dell Corporation, could further materially adversely affect us.

We plan for significant capital expenditures in 2003 and beyond and if we cannot generate the capital required for these capital expenditures and other ongoing operating expenses through operating cash flow and external financing activities, we may be materially adversely affected.

We plan to continue to make significant capital expenditures to support our microprocessor and Flash memory products both in the near and long term, including approximately $200 million during the remainder of 2002. Our capital expenditure plan for 2003 is approximately $650 million, a portion of which is intended to be funded from the proceeds of this offering. These capital expenditures include those relating to the continued facilitization of our manufacturing facilities known as Dresden Fab 30, in Dresden, Germany, and Fab 25, in Austin, Texas. These capital expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flow and may also decrease our cash balances. The timing and amount of our capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. We regularly assess markets for external financing opportunities, including debt and/or equity. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. In addition, our secured revolving credit facility is scheduled to expire in July 2003. Our inability to obtain needed debt or equity financing would have a material adverse effect on us.

In March 1997, AMD Saxony entered into the Dresden loan agreement and other related agreements. These agreements require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. We currently estimate that the maximum construction and facilitization costs to us of Dresden Fab 30 will be $2.6 billion when fully equipped. We had invested $2.1 billion as of September 29, 2002. If we are unable to meet our obligations to AMD Saxony as required under these agreements, we will be in default under the Dresden loan agreement, which would permit acceleration of $552 million of indebtedness, as well as acceleration by cross-default of our obligations under our other borrowing arrangements.

Our joint venture with Fujitsu Limited, FASL, continues to facilitize its manufacturing facilities in Aizu-Wakamatsu, Japan, known as FASL JV2 and FASL JV3. We expect FASL JV2 and FASL JV3, including equipment, to cost approximately $2.1 billion when fully equipped. As of September 29, 2002, approximately $1.6 billion of this cost had been funded. To the extent that additional funds are required for the full facilitization of FASL JV2 and FASL JV3, we will be required to contribute cash or guarantee third-party loans in proportion to our 49.992 percent interest in FASL.

Intense competition in the integrated circuit industry may materially adversely affect us.

The integrated circuit industry is intensely competitive. Products compete on performance, quality, reliability, price, adherence to industry standards, software and hardware compatibility, marketing and distribution capability, brand recognition and availability. After a product is introduced, costs and average selling prices normally decrease over time as production efficiency improves, competitors enter the market and successive generations of products are developed and introduced for sale. Failure to reduce our costs on existing products or to develop and introduce, on a cost-effective and timely basis, new products or enhanced versions of existing products with higher margins, would have a material adverse effect on us.

Intel Corporation’s dominance of the PC processor market may limit our ability to compete effectively in that market.

Intel Corporation has dominated the market for microprocessors used in PCs for many years. As a result, Intel has been able to control x86 microprocessor and PC system standards and dictate the type of products the market requires of Intel’s competitors. In addition, the financial strength of Intel allows it to market its products aggressively, to target our customers and our channel partners with special incentives and to provide disincentives to customers who do business with us. These aggressive activities can result in lower unit sales and average selling prices for us and adversely affect our margins and profitability. Intel also exerts substantial influence over PC manufacturers and their channels of distribution through the “Intel Inside” brand program and other marketing programs. As long as Intel remains in this dominant position, we may be materially adversely affected by its:

•	pricing and allocation strategies and actions;

•	product mix and introduction schedules;

•	product bundling, marketing and merchandising strategies;

•	control over industry standards, PC manufacturers and other PC industry participants, including motherboard, chipset and basic input/output system (BIOS) suppliers; and

•	user brand loyalty.

We expect Intel to maintain its dominant position in the marketplace as well as to continue to invest heavily in research and development, new manufacturing facilities and other technology companies. Intel has substantially greater financial resources than we do and accordingly expends substantially greater amounts on research and development than we do.

In marketing our microprocessors to OEMs and dealers, we depend on third-party companies other than Intel for the design and manufacture of core-logic chipsets, graphics chips, motherboards, BIOS software and other components. In recent years, many of these third-party designers and manufacturers have lost significant market share to Intel or exited the business. In addition, these companies produce chipsets, motherboards, BIOS software and other components to support each new generation of Intel’s microprocessors, and Intel has significant leverage over their business opportunities.

Our microprocessors are not designed to function with motherboards and chipsets designed to work with Intel microprocessors. Our ability to compete with Intel in the market for seventh-generation and eighth-generation microprocessors will depend on our ability to ensure that PC platforms are designed to support our microprocessors. A failure of the designers and producers of motherboards, chipsets and other system components to support our microprocessor offerings would have a material adverse effect on us.

If we are unable to develop, produce and successfully market higher-performing microprocessor products, we may be materially adversely affected.

The microprocessor market is characterized by short product life cycles and migration to ever-higher performance microprocessors. To compete successfully, we must transition to new process technologies at a fast pace and offer higher-performance microprocessors in significantly greater volumes. If we fail to achieve yield and volume goals or to offer higher-performance microprocessors in significant volume on a timely basis and at competitive prices, we could be materially adversely affected.

To be successful, we must increase sales of our microprocessor products to existing customers and develop new customers in both consumer and commercial markets, particularly the latter. Our production and sales plans for microprocessors are subject to other risks and uncertainties, including:

•	our ability to continue offering new higher performance microprocessors competitive with Intel’s product offerings;

•
our ability to maintain and improve the successful marketing position of the AMD Athlon XP microprocessor, which relies in part on market acceptance of a metric based on overall processor performance versus processor clock speed (measured in megahertz frequency);

•
our ability to maintain adequate selling prices of microprocessors despite increasingly aggressive Intel pricing strategies, marketing programs, new product introductions and product bundlings of microprocessors, motherboards and chipsets;

•	our ability, on a timely basis, to produce microprocessors in the volume and with the performance and feature set required by customers;

•	the pace at which we expect to be able to convert production in Dresden Fab 30 to 0.09-micron copper interconnect process technology, a process we will begin in late 2003;

•	our ability to expand system design capabilities; and

•	the availability and acceptance of motherboards and chipsets designed for our microprocessors.

Our ability to increase microprocessor product revenues and benefit fully from the substantial investments we have made and continue to make related to microprocessors depends on the continuing success of our AMD Athlon microprocessors and the success of future generations of microprocessors. If we fail to achieve continued and expanded market acceptance of our seventh-generation microprocessors, we may be materially adversely affected.

We must introduce in a timely manner, and achieve market acceptance for, our eighth-generation microprocessors or we will be materially adversely affected.

We plan to begin shipping our eighth-generation 64-bit processors, formerly code-named “Hammer,” in the first half of 2003. These processors are designed to provide high performance for both 32-bit and 64-bit applications in servers and in desktop and mobile PCs. The success of our eighth-generation processors are subject to risks and uncertainties including our ability to produce them in a timely manner on new process technologies, including silicon on insulator technology, in the volume and with the performance and feature set required by customers; their market acceptance; the availability, performance and feature set of motherboards and chipsets designed for our eighth-generation processors; and the support of the operating system and application program providers for our 64-bit instruction set.

If we were to lose Microsoft Corporation’s support for our products, our ability to market our processors would be materially adversely affected.

Our ability to innovate beyond the x86 instruction set controlled by Intel depends on support from Microsoft in its operating systems. If Microsoft does not provide support in its operating systems for our x86 instruction sets, including our x86-64 technology that will be introduced with our eighth-generation AMD Athlon and AMD Opteron processors, independent software providers may forego designing their software applications to take advantage of our innovations. If we fail to retain the support and certification of Microsoft, our ability to market our processors could be materially adversely affected.

We recently announced a restructuring and cost-reduction program that will adversely affect results of operations for the quarter ending December 29, 2002 and may also have other adverse effects.

We recently announced that we are formulating our 2002 Restructuring Plan to address the continuing industry-wide weakness in the semiconductor industry by adjusting our cost structure to industry conditions. Pursuant to the 2002 Restructuring Plan, we intend to reduce our fixed costs as a percentage of total costs over time from approximately 80% to approximately 70%. We also expect to reduce our expenses by approximately $100 million per quarter by the second quarter of 2003. As a result, we expect total expenses in 2003 to be reduced by $350 million based on current product demand forecasts. We cannot, however, be sure that the goals of the 2002 Restructuring Plan will be realized. The ultimate effects of the 2002 Restructuring Plan could prove to be adverse.

We also recently announced that we expect to record a charge to income tax expense in the quarter ending December 29, 2002 in order to establish a 100% valuation allowance against our net deferred tax assets, which were $263 million as of September 29, 2002. This charge to income tax expense would reduce after-tax results of operations but would not affect cash, cash flows or pre-tax results of operations for the quarter ending December 29, 2002.

We estimate that the impact of the charges in the quarter ending December 29, 2002 would be $300 to $600 million on a pre-tax basis, inclusive of charges associated with the 2002 Restructuring Plan, and $563 million to $863 million on an after-tax basis. The components of these charges consist of the $300 to $600 million pre-tax charges for restructuring and other special charges and the $263 million non-cash charge to tax expense for the 100% valuation allowance. We estimate that the cash cost of the 2002 Restructuring Plan will be approximately $100 million.

Weak market demand for our Flash memory products, the loss of a significant customer in the high-end mobile telephone market, or any difficulty in our transition to MirrorBit™ technology may have a material adverse effect on us.

The demand for Flash memory devices has been weak due to the sustained downturn in the communications and networking equipment industries and excess inventories held by our customers. In the third quarter of this year, our Flash memory product sales grew almost entirely based on strength in the high-end mobile phone market. Our sales in that market are concentrated in a few customers. In addition, we expect competition in the market for Flash memory devices to continue to increase as competing manufacturers introduce new products and industry-wide production capacity increases. We may be unable to maintain or increase our market share in Flash memory devices as the market develops and Intel and other competitors introduce new competing products. A decline in unit sales of our Flash memory devices, lower average selling prices, or a loss of a significant customer in the high-end mobile phone market would have a material adverse effect on us.

In July 2002 we commenced production shipments of our first product with MirrorBit™ technology. Our MirrorBit technology is a new memory cell architecture that enables Flash memory products to hold twice as much data as standard Flash memory devices. A lack of customer acceptance, any substantial difficulty in transitioning our Flash memory products to MirrorBit technology or any future process technology could reduce our ability to be competitive in the market and could have a material adverse effect on us.

Worldwide economic and political conditions may affect demand for our products and slow payment by our customers.

The economic slowdown in the United States and worldwide, exacerbated by the occurrence and threat of terrorist attacks and consequences of sustained military action, has adversely affected demand for our microprocessors, Flash memory devices and other integrated circuits. A continued decline of the worldwide semiconductor market or a significant decline in economic conditions in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us. If the economic slowdown continues or worsens as a result of terrorist activities, military action or otherwise, it could adversely impact our customers’ ability to pay us in a timely manner.

Our inability to quickly adapt to significant fluctuations in demand for our products relative to the capacity of our manufacturing facilities could have a material adverse effect on us.

Because we cannot quickly adapt our manufacturing capacity to rapidly changing market conditions, at times we underutilize our manufacturing facilities as a result of reduced demand for certain of our products. We are substantially increasing our manufacturing capacity by making significant capital investments in Dresden Fab 30, Fab 25, FASL JV3 and our test and assembly facility in Suzhou, China. If the increase in demand for our products is not consistent with our expectations, we may underutilize our manufacturing facilities, and we could be materially adversely affected. This has in the past had, and in the future may have, a material adverse effect on our earnings and cash flow.

There may also be situations in which our manufacturing facilities are inadequate to meet the demand for certain of our products. Our inability to obtain sufficient manufacturing capacity to meet demand, either in our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on us.

At this time, the most significant risk is that the ramp of production in Fab 25 of Flash memory products will not be successful or that demand for Flash memory products will be weaker than expected.

Further, during periods when we are implementing new process technologies, our manufacturing facilities may not be fully productive. A substantial delay in the technology transitions in Dresden Fab 30 to smaller than 0.13-micron process technologies employing silicon on insulator technology could have a material adverse effect on us.

Unless we maintain manufacturing efficiency, our future profitability could be materially adversely affected.

Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot be sure that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

From time to time, we have experienced difficulty in beginning production at new facilities, transferring production to other facilities, and in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot be sure that we will not experience manufacturing problems in achieving acceptable yields or product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

We cannot be certain that our substantial investments in research and development of process technologies will lead to improvements in technology and equipment used to fabricate our products or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

We make substantial investments in research and development of process technologies in an effort to improve the technologies and equipment used to fabricate our products. For example, the successful development and implementation of silicon on insulator technology is critical to our eighth-generation family of microprocessors. However, we cannot be certain that we will be able to develop or obtain or successfully implement leading-edge process technologies needed to fabricate future generations of our products. Further, we cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required for us to remain competitive.

If our microprocessors are not compatible with some or all industry-standard software and hardware, we could be materially adversely affected.

Our microprocessors may not be fully compatible with some or all industry-standard software and hardware. Further, we may be unsuccessful in correcting any such compatibility problems in a timely manner. If our customers are unable to achieve compatibility with software or hardware after our products are shipped in volume, we could be materially adversely affected. In addition, the mere announcement of an incompatibility problem relating to our products could have a material adverse effect on us.

Costs related to defective products could have a material adverse effect on us.

One or more of our products may be found to be defective after the product has been shipped to customers in volume. The cost of a recall, software fix, product replacements and/or product returns may be substantial and could have a material adverse effect on us. In addition, modifications needed to fix the defect may impede performance of the product.

If essential raw materials are not available to manufacture our products, we could be materially adversely affected.

Certain raw materials we use in the manufacture of our products are available from a limited number of suppliers. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure certain of these materials, we might have to reduce our manufacturing operations. Such a reduction could have a material adverse effect on us.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

Nearly all product assembly and final testing of our products are performed at our manufacturing facilities in Malaysia, Thailand, China, Japan and Singapore; or by subcontractors in the United States and Asia. We also depend on foreign foundry suppliers and joint ventures for the manufacture of a portion of our finished silicon wafers and have international sales operations.

The political and economic risks associated with our operations in foreign countries include:

•	expropriation;

•	changes in a specific country’s or region’s political or economic conditions;

•	trade protection measures and import or export licensing requirements;

•	difficulty in protecting our intellectual property;

•	changes in foreign currency exchange rates and currency controls;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities; and

•	loss or modification of exemptions for taxes and tariffs;

any of which could have a material adverse effect on us.

As part of our business strategy, we are continuing to seek expansion of product sales in emerging overseas markets. We recently signed a research and development joint venture agreement with China Basic Education Software Company, Ltd. to develop hardware platforms using our products for computer equipment to be sold in the Chinese IT education market. Expansion into emerging overseas markets presents similar political and economic risks as described above, and we may be unsuccessful in our strategy to penetrate these emerging overseas markets.

Our inability to continue to attract and retain key personnel may hinder our product development programs.

Our future success depends upon the continued service of numerous key engineering, manufacturing, marketing, sales and executive personnel. If we are not able to continue to attract, retain and motivate qualified personnel necessary for our business, the progress of our product development programs could be hindered, and we could be otherwise adversely affected.

Our operating results are subject to substantial seasonal fluctuations.

Our operating results tend to vary seasonally. For example, our revenues are generally higher in the fourth quarter than the third quarter of each year. This seasonal pattern is largely a result of decreased demand in Europe during the summer months and higher demand in the retail sector of the PC market during the winter holiday season. In recent quarters, a substantial portion of our quarterly sales have been made in the last month of the quarter.

Uncertainties involving the ordering and shipment of, and payment for, our products could materially adversely affect us.

Our sales are typically made pursuant to individual purchaser orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. We base our inventory levels on customers’ estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize could result in excess or obsolete inventory, which could result in write-downs of inventory.

During 2002, the markets in which our customers operate were characterized by a decline in end-user demand, which reduced visibility of future demand for our products and resulted in high levels of inventories in the PC industry supply chain. In some cases, this led to delays in payments for our products. We believe that these and other factors could continue to materially adversely affect our revenues in the near term.

Our price protection obligations and return rights under specific provisions in our agreements with distributors may adversely affect us.

Distributors typically maintain an inventory of our products. In most instances, our agreements with distributors protect their inventory of our products against price reductions, as well as products that are slow moving or have been discontinued. These agreements, which may be canceled by either party on a specified notice, generally allow for the return of our products. The price protection and return rights we offer to our distributors could materially adversely affect us if distributors exercise these rights as a result of an unexpected significant decline in the price of our products or otherwise.

If we cannot adequately protect our technology or other intellectual property, in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We may not be able to adequately protect our technology or other intellectual property, in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Further, patent applications that we file may not be issued. Despite our efforts to protect our rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to cost-effectively monitor compliance with, and enforce, our intellectual property on a worldwide basis.

From time to time, we have been notified that we may be infringing intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that all necessary licenses can be obtained on satisfactory terms, if at all. We could decide, in the alternative, to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time-consuming and could have a material adverse effect on us. We cannot assure you that litigation related to the intellectual property rights of us and others will always be avoided or successfully concluded.

Failure to comply with applicable environmental regulations could subject us to fines, suspension of production, alteration of our manufacturing operations, or regulatory action.

Our business involves the use of hazardous materials. If we fail to comply with governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process, we may be subject to fines, suspension of production, alteration of our manufacturing processes or cessation of our operations. Such regulations could require us to procure expensive remediation equipment or to incur other expenses to comply with environmental regulations. Any failure to control the use of, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities and could have a material adverse effect on us. Violations of environmental laws may result in criminal and civil liabilities.

Terrorist attacks, such as the attacks that occurred in New York and Washington, DC on September 11, 2001, and other acts of violence or war may materially adversely affect the markets on which the notes trade, the markets in which we operate, our operations and our profitability.

Terrorist attacks may negatively affect our operations. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive and ultimately affect our sales.

Also as a result of terrorism, the United States may be included in armed conflict that could have a further impact on our sales, our supply chain, and our ability to deliver products to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in or exacerbate economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our securities and on the future prices of our securities.

Our corporate headquarters, assembly and research and development activities are located in an earthquake zone and these operations could be interrupted in the event of an earthquake.

Our corporate headquarters, assembly operations in California and research and development activities related to process technologies are located near major earthquake fault lines. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and/or loss of life, all of which could materially adversely affect us.

USE OF PROCEEDS

We estimate the net proceeds from the issuance and sale of the notes to be $291,250,000 after deducting the underwriters’ discounts and estimated offering expenses ($335,012,500 if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds for general corporate purposes, including capital expenditures and working capital. Pending the application of the net proceeds, we expect to invest the net proceeds in short-term, interest-bearing instruments or other investment grade securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol “AMD.” The following table shows, for the periods indicated, the high and low sales prices of our common stock on the New York Stock Exchange.

	High	Low
Fiscal year ended December 31, 2000
First quarter*	$30.19	$14.00
Second quarter*	47.72	25.50
Third quarter*	47.50	23.00
Fourth quarter	25.44	13.56

Fiscal year ended December 30, 2001
First quarter	$30.15	$14.13
Second quarter	34.65	18.73
Third quarter	30.20	7.80
Fourth quarter	18.62	7.69

Fiscal year ended December 29, 2002
First quarter	$20.60	$12.63
Second quarter	15.30	7.95
Third quarter	10.88	5.20
Fourth quarter (through November 18, 2002)	7.80	3.10

*	Adjusted to reflect a 2:1 stock split on August 22, 2000.

On November 18, 2002 the last sale price of our common stock as reported on the New York Stock Exchange was $6.52 per share. As of November 15, 2002, there were approximately 7,974 holders of record of our common stock.

We have never paid any cash dividends on our common stock and have no present plans to do so. In addition, under certain circumstances we could be prohibited by certain of our borrowing arrangements from paying cash dividends without the prior written consent of the lender.

CAPITALIZATION

The following table sets forth our consolidated cash, short-term debt and capitalization as of September 29, 2002 and as adjusted to give effect to the receipt of the estimated net proceeds from the issuance and sale of the notes. This table should be read in conjunction with our consolidated financial statements and the related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus supplement.

	As of September 29, 2002
	Actual	As Adjusted
	(in thousands except share amounts)
Cash (1)	$865,824	$1,157,074

Current portion of long-term debt, capital lease obligations and other	356,517	356,517

Long-term debt, capital lease obligations and other, less current portion (2):
September 2002 term loan	82,500	82,500
Dresden long-term bank loans	343,365	343,365
4.75% Convertible Senior Debentures Due 2022	500,000	500,000
% Convertible Senior Notes Due 2007	—	300,000
Capital lease obligations and other (3)	270,666	270,666

Total long-term debt, capital lease obligations and other, less current portion	1,196,531	1,496,531
Stockholders’ equity:
Common stock, $0.01 par value: Authorized—750,000,000 shares; issued—343,474,090 shares; outstanding—343,474,090 shares (4)	3,435	3,435
Capital in excess of par value	1,992,146	1,992,146
Treasury stock, at cost	(77,157)	(77,157)
Retained earnings	1,347,408	1,347,408
Accumulated other comprehensive loss	(24,740)	(24,740)

Total stockholders’ equity	3,241,092	3,241,092

Total capitalization	$4,437,623	$4,737,623

(1)
Cash includes cash, cash equivalents and short-term investments. Included in cash and cash equivalents is a compensating balance of $101 million which represents the next semi-annual principal payment due under the terms of the Dresden loan agreement. Also included in cash and cash equivalents is $31 million of restricted cash associated with the advance receipt of interest subsidies from the Federal Republic of Germany and the State of Saxony.

(2)
Does not include our guarantee of up to $125 million of borrowings made by Fujitsu Microelectronics, Inc. under its credit facility (under which we are currently in disagreement as to the amount we owe, if any), or our guarantees of approximately $151 million relating to FASL and BAC.

(3)
Includes $178 million of deferred grants and subsidies under the Dresden loan agreement, $26 million of deferred gain from the sale of real property, $29 million of capital lease obligations and $38 million of long-term customer deposits.

(4)
Does not include 57,528,128 shares of common stock reserved for issuance under outstanding options as of September 29, 2002 which have a weighted average exercise price of $19.47. There are 16,415,339 shares available under our stock option plan for future grants. Also does not include                  shares reserved for issuance upon the conversion of the debentures and the notes offered hereby.

SELECTED CONSOLIDATED FINANCIAL DATA

The table on the following page sets forth our selected statement of operations data, other financial data and balance sheet data. The selected statement of operations data and selected balance sheet data for the fiscal years ended 1997, 1998, 1999, 2000 and 2001 are derived from our audited consolidated financial statements and should be read in conjunction with our most recent Annual Report on Form 10-K, as amended, incorporated by reference in this prospectus supplement. The selected statement of operations data and balance sheet data as of and for the nine months ended September 29, 2002 and September 30, 2001 are derived from our unaudited condensed consolidated financial statements and should be read in conjunction with our most recent Quarterly Report on Form 10-Q incorporated by reference in this prospectus supplement. Other financial data are derived from our audited consolidated financial statements, our unaudited condensed consolidated financial statements or our books and records. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the nine months ended September 29, 2002 are not necessarily indicative of the results that may be expected for the full year ended December 29, 2002.

SELECTED CONSOLIDATED FINANCIAL DATA

	Nine Months Ended		Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999	Dec. 27, 1998	Dec. 28, 1997
	(in thousands, except for per share data)
Statement of Operations Data:
Net sales	$2,010,599	$2,939,881	$3,891,754	$4,644,187	$2,857,604	$2,542,141	$2,356,375
Expenses:
Cost of sales	1,599,048	1,945,085	2,589,747	2,514,637	1,964,434	1,718,703	1,578,438
Research and development	571,266	490,059	650,930	641,799	635,786	567,402	467,877
Marketing, general and administrative	475,676	456,346	620,030	599,015	540,070	419,678	400,713
Restructuring and other special charges	—	89,305	89,305	—	38,230	—	—

Operating income (loss)	(635,391)	(40,914)	(58,258)	888,736	(320,916)	(163,642)	(90,653)
Gain on sale of Vantis	—	—	—	—	432,059	—	—
Gain on sale of Legerity	—	—	—	336,899	—	—	—
Litigation settlement	—	—	—	—	—	(11,500)	—
Interest and other income, net	31,140	19,911	25,695	86,301	31,735	34,207	35,097
Interest expense	(49,053)	(51,790)	(61,360)	(60,037)	(69,253)	(66,494)	(45,276)

Income (loss) before income taxes, equity in net income of joint venture and extraordinary item	(653,304)	(72,793)	(93,923)	1,251,899	73,625	(207,429)	(100,832)
Provision (benefit) for income taxes	(198,884)	(8,758)	(14,463)	256,868	167,350	(91,878)	(55,155)

Income (loss) before equity in net income of joint venture and extraordinary item	(454,420)	(64,035)	(79,460)	995,031	(93,725)	(115,551)	(45,677)
Equity in net income of joint venture	6,148	19,296	18,879	11,039	4,789	11,591	24,587

Income (loss) before extraordinary item	(448,272)	(44,739)	(60,581)	1,006,070	(88,936)	(103,960)	(21,090)
Extraordinary item—loss on debt retirement, net of tax benefit	—	—	—	(23,044)	—	—	—

Net income (loss)	$(448,272)	$(44,739)	$(60,581)	$983,026	$(88,936)	$(103,960)	$(21,090)

Net income (loss) per share after extraordinary item:
Basic	$(1.31)	$(0.14)	$(0.18)	$3.18	$(0.30)	$(0.36)	$(0.07)
Diluted	(1.31)	(0.14)	(0.18)	2.89	(0.30)	(0.36)	(0.07)
Shares used in per share calculation:
Basic	341,796	329,837	332,407	309,331	294,577	287,796	281,319
Diluted	341,796	329,837	332,407	350,000	294,577	287,796	281,319

Other Financial Data:
EBITDA (1)	$(79,089)	$431,475	$564,609	$1,467,806	$194,604	$303,879	$303,812
Depreciation and amortization	556,302	472,389	622,867	579,070	515,520	467,521	394,465
Capital additions	567,182	541,891	703,120	805,474	622,079	989,013	729,870
Net interest expense (2)	26,669	13,401	25,415	27,260	89,794	64,728	45,741
Ratio of earnings to fixed charges (3)	—	—	—	13.0x	1.3x	—	—

Balance Sheet Data:
Cash (4)	$865,824	$903,534	$869,997	$1,293,165	$596,511	$697,025	$467,032
Working capital	851,787	1,227,197	1,039,172	1,433,580	499,226	721,308	448,497
Total assets	5,731,482	5,739,205	5,647,242	5,767,735	4,377,698	4,252,968	3,515,271
Long-term debt (5)	1,196,531	796,021	672,945	1,167,973	1,427,282	1,372,416	662,689
Stockholders’ equity	3,241,092	3,630,788	3,555,055	3,171,667	1,979,273	2,005,049	2,029,543

(1)
EBITDA is defined as the operating income (loss) of the Company and its consolidated subsidiaries plus depreciation and amortization of the Company and its consolidated subsidiaries. EBITDA is presented because it is a widely accepted financial indicator of a company’s ability to service debt. EBITDA should not be considered by an investor as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to our cash flows from operating activities as a measure of liquidity.

(2)	Net interest expense is defined as total interest incurred (including all capitalized interest) less all interest income.
(3)
For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and equity in joint ventures, plus fixed charges. For the nine months ended September 29, 2002 and September 30, 2001, earnings were insufficient to cover fixed charges by $644.8 million and $57.5 million, respectively. For the fiscal years ended 2001, 1998 and 1997, earnings were insufficient to cover fixed charges by $76.1 million, $224.2 million and $121 million, respectively.

(4)
Cash includes cash, cash equivalents and short-term investments. Included in cash and cash equivalents at September 29, 2002 is a compensating balance of $101 million which represents the next semi-annual principal payment due under the terms of the Dresden loan agreement. Also included in cash and cash equivalents at September 29, 2002 is $31 million of restricted cash associated with the advance receipt of interest subsidies from the Federal Republic of Germany and the State of Saxony.

(5)
Long-term debt at September 29, 2002 includes capital lease obligations and excludes the current portions of both long-term debt and capital lease obligations, the guarantee of up to $125 million of borrowings made by Fujitsu Microelectronics, Inc. under its credit facility (under which we are currently in disagreement as to the amount we owe, if any) and other guarantees of approximately $151 million relating to FASL and BAC.

DESCRIPTION OF NOTES

We will issue the notes as a series of securities under an indenture, dated May 8, 1998, between us and The Bank of New York, as trustee, as supplemented by an officers’ certificate to be dated as of November 25, 2002. The base indenture has been filed as an exhibit to the registration statement of which this prospectus supplement forms a part, and the officers’ certificate relating specifically to the notes will be filed as an exhibit to a Current Report on Form 8-K. The base indenture and the officers’ certificate are together referred to as the indenture. The following description of the terms of the notes offered hereby supplements and, to the extent inconsistent therewith, replaces and supersedes the statements under “Description of Debt Securities” in the accompanying prospectus. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the indenture.

The following description is only a summary of the material provisions of the notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these notes. You may request copies of these documents at our address set forth on page S-ii of this prospectus supplement.

When we refer to “we,” “us,” “our” or “AMD” in this section, we refer only to Advanced Micro Devices, Inc. and not its subsidiaries.

General

We will issue $300,000,000 aggregate principal amount of notes, or up to $345,000,000 aggregate principal amount if the underwriters exercise in full their over-allotment option to purchase up to an additional $45,000,000 aggregate principal amount of notes. The notes will be issued only in denominations of $1,000 and multiples of $1,000. The notes are convertible into shares of our common stock as described under the caption “—Conversion of Notes.” The notes will mature on                         , 2007 unless earlier converted, redeemed at our option or repurchased by us at your option upon a Fundamental Change.

The notes will be senior unsecured obligations and will rank equally with all of our senior unsecured indebtedness. The notes will effectively rank behind all of our secured debt to the extent of the value of the assets securing that debt. At September 29, 2002, we had $155 million of secured indebtedness outstanding, comprised of $45 million under our secured revolving credit facility, which has since been repaid, and $110 million under our September 2002 term loan. The notes will be structurally subordinated to all indebtedness, including trade payables and capital lease obligations, of our subsidiaries and joint ventures. At September 29, 2002, our subsidiaries had $933 million of indebtedness, including trade payables and capital lease obligations. In addition, our joint ventures had $436 million of indebtedness, including trade payables and capital lease obligations.

We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

You are not afforded protection in the event of a highly leveraged transaction, or a change in control of us under the indenture except to the extent described below under the caption “—Repurchase at Option of the Holder Upon a Fundamental Change.”

The notes will bear interest at the annual rate of         %. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. We will pay interest semi-annually on                          and                          of each year, beginning                         , 2003 to record holders at the close of business on the preceding                  and                 , as the case may be, except:

•
interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date in which case interest will be paid to the record holder on the record date for the payment of interest; and

•	as set forth in the next sentence.

In case you convert your note into common stock during the period after any record date but prior to the next interest payment date:

•
we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period, but accrued and unpaid interest on such note will be paid on the redemption date; or

•
we will not be required to pay interest on the interest payment date if the note is to be repurchased in connection with a Fundamental Change on a repurchase date that occurs during this period, but accrued and unpaid interest on such note will be paid on the repurchase date; or

•
if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of the conversion there is a default in the payment of interest on the notes. See “—Conversion of Notes.”

We will maintain an office in New York for the payment of interest, which shall initially be an office or agency of the trustee.

We will pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $5 million, you will be paid, at your written election, by wire transfer in immediately available funds.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

•	any note or portion selected for redemption;

•	any note or portion surrendered for conversion; or

•	any note or portion surrendered for repurchase but not withdrawn in connection with a Fundamental Change.

No sinking fund is provided for the notes.

Conversion of Notes

You may convert your notes, in whole or in part, into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a Fundamental Change, you may convert your notes only if you withdraw your election. You may convert your notes in part so long as that part is $1,000 in principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the next interest payment date on the converted principal amount unless a default exists at the time of conversion.

The initial conversion price for the notes is $         per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash based on the average of the closing sales prices of our common stock for the five trading days ending on the day prior to the conversion date for all fractional shares of common stock. Unless you convert your notes on an interest payment date and except as described below, you will not receive any accrued interest upon conversion and any accrued interest on your notes will be deemed to be cancelled, extinguished and forfeited upon conversion. No payment or other adjustment will be made for accrued dividends or any shares issued upon the conversion of notes.

To convert your note, other than a note held in book entry form through DTC, into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

Holders of notes held in book-entry form through DTC must follow DTC’s customary practices. The date you comply with these requirements is the conversion date under the Indenture. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares.

If you deliver a note for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as result of the issuance or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

To mitigate dilution of your equity ownership interests, we will adjust the conversion price, and therefore effectively adjust the number of shares of our common stock into which a note is convertible, if the following events occur:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)
we issue to all holders of common stock specified rights or warrants to purchase our common stock at a price per share less than the then current market price per share, unless we elect to distribute or reserve for distribution these rights or warrants to the holders of the notes upon the conversion of the notes, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration, provided, however, that if such rights or warrants are exercisable only upon the occurrence of certain triggering events then the conversion price will not be adjusted until such triggering event occurs;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all common stockholders capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash distributions listed in (5) below;

(5)
we make a dividend or distribution consisting exclusively of cash to all holders of our common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by us or any of our subsidiaries for our common stock within the preceding 12 months in respect for which we made no adjustment, exceeds 12.5% of our market capitalization, being the product of the then current market price of our common stock multiplied by the number of shares of our common stock then outstanding; or

(6)
the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of the tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of our common stock within the 12 months preceding the expiration of the tender offer, in each case, for which we have made no adjustment, exceeds 12.5% of our market capitalization on the expiration of such tender offer.

To the extent that we have a stockholder rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

We may, from time to time, reduce the conversion price for a period of at least 20 days if our Board of Directors has made a determination that this reduction would be in our best interests. Any such determination by our Board of Directors will be conclusive. We would give holders at least 15 days’ notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution or due to the non-occurrence of such a distribution. For more information, see “Certain United States Federal Income Tax Considerations.”

You may in some situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock, in certain other situations requiring a conversion price adjustment or due to the non-occurrence of an adjustment. For more information, see “Certain United States Federal Income Tax Considerations.”

We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than 1% of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by AMD

We may not redeem the notes at our option prior to             , 2005. Thereafter, we may redeem the notes at our option in whole or in part, upon not less than 15, nor more than 60, days’ notice by mail to holders of the notes if the last reported sale price of our common stock is at least 150% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the date of the redemption notice.

The redemption prices (expressed as a percentage of principal amount) are as follows for notes redeemed during the periods set forth below:

Period	Redemption Price
Beginning on , 2005 through , 2006%
Beginning on , 2006 through , 2007%

and 100% at                 , 2007. In each case we will pay interest to, but excluding, the redemption date. Subject to the next sentence, we will pay accrued and unpaid interest to the same holder that receives the redemption payment. However, if the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

Repurchase at Option of the Holder Upon a Fundamental Change

If a Fundamental Change occurs prior to                 , 2007, you will have the right to require us to repurchase all or any portion of your notes that is equal to $1,000 or a whole multiple of $1,000, on a repurchase date set by us that is no earlier than 25 days and no later than 35 days after the date of our notice of the Fundamental Change.

We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Otherwise, we will pay accrued and unpaid interest to the same holder that receives the principal amount to be repurchased.

We will mail to all record holders a notice of the Fundamental Change within 25 days after the occurrence of the Fundamental Change. The notice must describe the Fundamental Change, your right to elect repurchase of the notes and the repurchase date. We are also required to deliver to the trustee a copy of the Fundamental Change notice. If you elect to exercise your repurchase right, you must deliver to us or our designated agent at any time from the date of our notice of Fundamental Change until the close of business on the date that is five business days prior to the repurchase date, written notice of your exercise of your repurchase right, together with any notes to be repurchased, duly endorsed for transfer.

A Fundamental Change will be considered to have occurred if:

•
our common stock or other common stock into which the notes are convertible is neither listed for trading on an United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States; or

•	one of the following “change in control” events occurs:

•	any person or group is a beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

•	our stockholders approve any plan or proposal for our liquidation, dissolution or winding up;

•
we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities unless our stockholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction;

•	we convey, transfer or lease all or substantially all of our assets to any person; or

•	continuing directors do not constitute a majority of our Board of Directors at any time.

However, a change in control will not be deemed to have occurred if:

•	the last sale price of our common stock for any five trading days during the 10 trading days immediately before the change in control is equal to at least 105% of the conversion price; or

•
all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control, consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the notes become convertible solely into that common stock.

The term “continuing director” means at any date a member of our Board of Directors:

•	who was a member of our Board of Directors on November 1, 2002; or

•
who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our Board of Directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

Under the above definition of continuing directors, if the current Board of Directors resigns after approving new directors, no change in control would occur, even though our current directors would then cease to be directors.

The interpretation of the phrase “all or substantially all” used in the definition of change in control would likely depend on the facts and circumstances existing at the time. As a result, there may be uncertainty as to whether or not a sale or transfer of “all or substantially all” of our assets has occurred.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a Fundamental Change.

These repurchase rights could discourage a potential acquiror of AMD. However, this repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of AMD by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “Fundamental Change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the notes upon a Fundamental Change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving AMD.

We may be unable to repurchase the notes in the event of a Fundamental Change. A Fundamental Change may also constitute an event of default under our secured revolving credit facility, our September 2002 term loan and/or the Dresden loan agreement that will permit the lenders thereunder to accelerate the maturity of all borrowings thereunder and terminate commitments to lend thereunder. The indenture governing our outstanding debentures requires us to offer to repurchase the debentures upon a Fundamental Change. Any of our future debt agreements may contain similar provisions. We cannot assure you that we will have the financial resources to repurchase your notes, particularly if the Fundamental Change triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness.

Events of Default

The following description supercedes and replaces the description in the accompanying prospectus under “Description of Debt Securities—Events of Default” with respect to the events of default relating to the notes. Each of the following constitutes an event of default under the indenture:

(1)	default in paying interest on the notes when it becomes due and the default continues for a period of 30 days or more;

(2)	default in paying principal or premium, if any, the redemption price or the repurchase price in connection with a Fundamental Change on the notes when due;

(3)
default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 60 days or more after written notice has been given to us by the trustee, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes;

(4)	failure to give notice to holders of optional repurchase upon a Fundamental Change;

(5)	the occurrence of events of bankruptcy, insolvency or similar proceedings with respect to us or any of our significant subsidiaries;

(6)
we fail or any of our significant subsidiaries fails to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $25 million in the aggregate for all such indebtedness and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture; or

(7)
a default by us or any of our significant subsidiaries on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $25 million in the aggregate for all such indebtedness, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture.

For purposes of the above, “significant subsidiary” has the meaning given to that term in rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, except that references to income from continuing operations are changed to revenues.

If an event of default, other than an event of default described in clause (5) above, occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding notes may, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding notes will, by written notice require immediate repayment of the entire principal amount of the outstanding notes, together with all accrued and unpaid interest and premium, if any. If any event of default described in clause (5) above occurs, the principal amount of all the notes will automatically become immediately due and payable.

After a declaration of acceleration described above, the holders of a majority in principal amount of outstanding notes may, under conditions set forth in the indenture, rescind this accelerated payment requirement if we have deposited with the trustee a sum sufficient to pay all amounts due on the notes and all amounts due to the trustee under the indenture and all existing events of default, except for nonpayment of the principal and interest on the notes that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding notes also have the right to waive past defaults, except a default in paying the principal, the redemption price or the repurchase price upon a Fundamental Change or interest on any outstanding note, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the notes.

Holders of at least 25% in principal amount of the outstanding notes may seek to institute a proceeding only after they have made written request and offered indemnity reasonably satisfactory to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding notes. These limitations do not apply, however, to a suit instituted by a holder of a note for the enforcement of the payment of principal, redemption price or repurchase price upon a Fundamental Change or interest on or after the due dates for payment.

During the existence of an event of default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an event of default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred thereby. Subject to limited exceptions, the holders of a majority in principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available with respect to the notes to the trustee, or exercising any trust or power conferred on the trustee.

The trustee will, within 60 days after any default occurs, give notice of the default to the holders of the notes, unless the default was already cured or waived. However, unless there is a default in paying principal or interest when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to each trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Defeasance and Discharge

The following description supercedes and replaces the description in the accompanying prospectus under “Description of Debt Securities—Defeasance of Debt Securities and Certain Covenants in Certain Circumstances.”

The notes are not subject to legal defeasance or covenant defeasance. We may terminate our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time after all of the notes have become due and payable we may terminate our substantive obligations under the indenture, other than our obligations to pay the principal of, and interest on, the notes, by depositing with the trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the notes when due.

Governing Law

The laws of the State of New York will govern the indenture and the notes.

The Trustee

We have appointed The Bank of New York, as trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

Book-Entry System

The notes will be issued in the form of one or more global certificates registered in the name of the depositary or its nominee.

Upon issuance, all book-entry certificates will be represented by one or more fully registered global certificates, without coupons. Each global certificate will be deposited with, or on behalf of, the depositary, and will be registered in the name of the depositary or a nominee of the depositary. The depositary will thus be the only registered holder of the notes.

Notes that are issued as described below under “—Certificated Notes” will be issued in definitive form. Upon the transfer of notes in definitive form, such notes will, unless the global securities have previously been exchanged for notes in definitive form, be exchanged for an interest in the global securities representing the principal amount of notes being transferred.

Purchasers of notes may hold interests in the global certificates through the depositary if they are participants in the depositary system. Purchasers may also hold interests through a securities intermediary—banks, brokerage houses and other institutions that maintain securities accounts for customers—that has an account with the depositary. The depositary will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry certificate will hold that certificate indirectly through a hierarchy of intermediaries, with the depositary at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The notes of each beneficial owner of a book-entry certificate will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of notes will generally not be considered the owner under the indenture. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability of a beneficial owner to transfer book-entry notes.

A beneficial owner of book-entry notes represented by a global certificate may exchange the shares for definitive, certified notes only if the conditions for such an exchange, as described under “—Certificated Notes” are met.

In this prospectus supplement, references to actions taken by holders of notes will mean actions taken by the depositary upon instructions from its participants, and references to payments to holders of notes will mean payments to the depositary as the registered holder of the notes for distribution to participants in accordance with the depositary’s procedures.

In order to ensure that the depositary’s nominee will timely exercise a right conferred by the notes, the beneficial owner of that note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify the depositary of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in the notes in order to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

The depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act. The rules applicable to the depositary and its participants are on file with the SEC.

We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

The depositary may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under those circumstances, in the event that a successor securities depositary were not appointed, definitive certificates would be required to be printed and delivered.

Certificated Notes

The notes represented by the global securities are exchangeable for certificated notes in definitive form of like tenor as such notes if:

•
the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 90 days after the date of such notice; or

•	an event of default has occurred and is continuing with respect to the global securities, and the notes have become due and payable and the trustee requests certificated notes.

Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate principal amount to be registered in the name of the depositary or its nominee.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, $0.10 par value per share. As of November 15, 2002, approximately 344,502,581 shares of common stock were issued and outstanding. As of November 15, 2002, there were no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of our current credit arrangements restrict our ability to declare or pay dividends on our common stock. Upon liquidation or dissolution of our company, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are, and all shares of common stock issued upon conversion of the notes being offered in this prospectus supplement will be, fully paid and non-assessable by us.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of AMD without further action by the stockholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who purchase notes upon their initial issuance at their initial issue price and who hold the notes and the common stock as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or are deemed to own, more than 5% of our Company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollars;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners in partnerships which hold the notes or common stock should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is:

•	an individual citizen or resident of the United States;

•
a corporation or other entity taxable as a corporation for United States federal income tax purposes, or partnership or other entity taxable as a partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Interest

You must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes.

Sale, Exchange or Other Disposition of the Notes

Upon the sale, exchange (other than a conversion) or other disposition of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or other disposition (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note. Such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange or other disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced tax rate if the note is held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

You generally will not recognize any income, gain or loss upon conversion of a note into shares of common stock except with respect to cash received in lieu of a fractional share of common stock. Your aggregate tax basis in the shares of common stock received on conversion of a note will be the same as your aggregate tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest for which you received cash), and the holding period for such shares received on conversion will generally include the holding period of the note converted.

You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, Exchange or Other Disposition of the Notes,” above.

Constructive Dividends

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Dividends

Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction.

Sale, Exchange or Redemption of Common Stock

Upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material United States federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of notes that is not a U.S. holder.

In general, subject to the discussion below concerning backup withholding:

Interest

You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•
you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange or Other Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) or a share of common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition and certain conditions are met; or

•
in the case of common stock, we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty). If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Notes

You generally will not recognize any income, gain or loss on the conversion of a note into common stock. To the extent you receive cash upon conversion of a note, you generally would be subject to the rules described under “—Consequences to Non-U.S. Holders—Sale, Exchange or Other Disposition of the Notes or Common Stock” above.

Dividends

In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “—Consequences to U.S. Holders—Constructive Dividends” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

United States Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the United States (as specialty defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. If you are an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes), your common stock will be subject to United States estate tax, unless an applicable United States estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Under the terms and conditions contained in an underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase the principal amount of notes set forth in the following table:

Underwriter	Principal Amount
Banc of America Securities LLC	$
Salomon Smith Barney Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total		$300,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to certain conditions. The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased, other than those notes covered by the option described below.

The underwriters propose to offer the notes initially at the offering price on the cover page of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to         % of the principal amount of the notes. If all of the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We have granted to the underwriters an option to purchase up to an additional $45,000,000 aggregate principal amount of notes at the offering price on the cover page of this prospectus, less the discount to the underwriters. The settlement of the sale of notes pursuant to this option must occur within 30 days of the closing date. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each of the underwriters will be obligated, subject to certain conditions, to purchase an additional amount of notes in approximately the same proportion as set forth in the above table.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any shares of our capital stock or any securities convertible or exercisable or exchangeable for such capital stock without the prior written consent of the underwriters until 60 days after the date of the underwriting agreement referred to above, except issuances of the securities offered hereby, issuances pursuant to the exercise of stock options outstanding on the date of this prospectus supplement and issuances of common stock issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this prospectus supplement.

Our executive officers and directors have agreed, subject to certain exceptions, that they will not, and will not cause any trust in respect of which the executive officer or director exercises sole investment authority not to, offer, sell, contract to sell, pledge or otherwise dispose of, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any of our shares of capital stock or any securities convertible or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, without, in each case, the prior written consent of the underwriters until 60 days after the date of the underwriting agreement referred to above, except that of two of our executive officers will each be permitted to transfer as gifts up to an aggregate of 20,000 shares of our common stock 30 days after the date of the underwriting agreement referred to above, without any restrictions on such transferees.

We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in respect of those liabilities.

The notes are a new issue of securities for which there currently is no market. The underwriters have advised us that they intend to make a market in the notes as permitted by applicable law. They are not obligated, however, to make a market in the notes, and any market-making may be discontinued at any time at their sole discretion. In addition, any such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of any shelf registration statement. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

The underwriters and their affiliates have performed investment banking, financial advisory and/or lending services for us and our affiliates from time to time, for which they have received, and are currently performing such services for which they will receive, customary compensation. The underwriters and their affiliates may perform additional services for us in the future. An affiliate of Banc of America Securities LLC is the agent and lender under our secured revolving credit facility and is a lender under the September 2002 term loan. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is also a lender under the September 2002 term loan.

The underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids.

•	Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

•	Stabilizing transactions permit bids to purchase our common stock or the notes so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions.

•
Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may cause the price of our common stock and/or the notes to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Latham & Watkins, San Francisco, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

PROSPECTUS

Advanced Micro Devices, Inc.

Debt Securities
Preferred Stock
Common Stock
Equity Warrants
Debt Warrants

We may from time to time sell up to $2,000,000,000 in the aggregate of:

•	our secured or unsecured debt securities, in one or more series, which may be either senior, senior subordinated or subordinated debt securities;

•	shares of our preferred stock, par value $0.10 per share, in one or more series;

•	shares of our common stock, par value $0.01 per share;

•	warrants to purchase our preferred stock or our common stock;

•	warrants to purchase our debt securities; or

•	any combination of the foregoing.

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

See “ Risk Factors” beginning on page 4 for a discussion of material risks that you should consider before you invest in our securities being sold with this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “AMD.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, from time to time, to reject in whole or in part any proposed purchase of securities to be made directly or through agents. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth the names of the agents, dealers or underwriters and any applicable commissions or discounts.

This prospectus may not be used to consummate sales of securities unless accompanied by the applicable prospectus supplement.

The date of this prospectus is September 18, 2000.

We have not authorized any dealer, salesperson or other to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement as if we had authorized it. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or a prospectus supplement is delivered or securities are sold on a later date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the Securities Exchange Act). Forward-looking statements, which are based on assumptions and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” or similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are set forth in the documents incorporated by reference in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act (File No. 001-07882), and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available for inspection and copying at the SEC’s regional offices located at 7 World Trade Center, Suite 1375, New York, New York 10048 and at 44 Montgomery Street, Suite 1100, San Francisco, California 94104. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the SEC’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York and San Francisco, California.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•
Annual Report on Form 10-K for the fiscal year ended December 26, 1999, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2000 Annual Meeting of Stockholders, filed with the SEC on March 21, 2000;

•	Current Report on Form 8-K, filed with the SEC on January 27, 2000;

•	Current Report on Form 8-K, filed with the SEC on February 17, 2000;

•	Current Report on Form 8-K, filed with the SEC on April 5, 2000;

•	Current Report on Form 8-K, filed with the SEC on April 18, 2000;

•	Current Report on Form 8-K, filed with the SEC on April 21, 2000;

•	Quarterly Report on Form 10-Q, filed with the SEC on May 17, 2000;

•	Current Report on Form 8-K, filed with the SEC on May 24, 2000;

•	Current Report on Form 8-K, filed with the SEC on July 31, 2000;

•	Quarterly Report on Form 10-Q, filed with the SEC on August 16, 2000, as amended by the Company’s Amended Quarterly Report on Form 10-Q/A, filed with the SEC on August 31, 2000;

•	Current Report on Form 8-K, filed with the SEC on August 21, 2000; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on September 14, 1979.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement. The delivery of this prospectus together with a prospectus supplement relating to particular offered securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, Advanced Micro Devices, Inc., One AMD Place, P.O. Box 3453, Sunnyvale, California 94088-3453 (telephone (408) 732-2400). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

THE COMPANY

We were founded in 1969, became a publicly held company in 1972 and since 1979 have been listed on the New York Stock Exchange under the trading symbol “AMD.” We design, engineer, manufacture, market and sell integrated circuits for the personal computer, networked computer and communications markets.

We have sales offices worldwide and have manufacturing or testing facilities in Sunnyvale, California; Austin, Texas; Dresden, Germany; Aizu-Wakamatsu, Japan; Bangkok, Thailand; Penang, Malaysia; Suzhou, China; and Singapore. Our mailing address and executive offices are located at One AMD Place, P.O. Box 3453, Sunnyvale, California 94088-3453, and our telephone number at that location is (408) 732-2400.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information in this prospectus, you should carefully consider the risk factors set forth under the heading “Risk Factors” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, which are incorporated by reference into this prospectus. For more information, see the section “Incorporation by Reference.”

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include reducing our outstanding indebtedness, increasing our working capital, acquisitions and capital expenditures. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods indicated:

Fiscal Year Ended
December 31, 1995	December 29, 1996	December 28, 1997	December 27, 1998	December 26, 1999
9.4x	(1)	(1)	(1)	1.3x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

Fiscal Year Ended
December 31, 1995	December 29, 1996	December 28, 1997	December 27, 1998	December 26, 1999
9.4x	(1)	(1)	(1)	1.3x

(1)	Earnings were insufficient to cover fixed charges by $219,417, $120,972 and $224,207 in fiscal years 1996, 1997 and 1998 respectively.

We have computed our ratios of earnings to fixed charges by dividing earnings by fixed charges. We have computed our ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist of income before income taxes, amortization of capitalized interest plus fixed charges other than capitalized interest. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and the portion of rental expense representative of interest.

GENERAL DESCRIPTION OF SECURITIES

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $2,000,000,000 in the aggregate of:

•	secured or unsecured debt securities, in one or more series, which may be either senior debt securities, senior subordinated debt securities or subordinated debt securities;

•	shares of our preferred stock, par value $0.10 per share, in one or more series;

•	shares of our common stock, par value $0.01 per share;

•	warrants to purchase our common stock or our preferred stock;

•	warrants to purchase our debt securities, or

•	any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale.

We may issue the debt securities as exchangeable and/or convertible debt securities exchangeable for or convertible into shares of common stock or preferred stock. The preferred stock may also be exchangeable for and/or convertible into shares of common stock or another series of preferred stock. The debt securities, the preferred stock, the common stock and the warrants are collectively referred to herein as the “Securities.” When a particular series of Securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered Securities.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. The terms of the debt securities that we describe below, including with respect to covenants, events of default, indenture provisions, and so forth, are general and are subject to the terms of the indenture governing the debt securities. We will indicate in the applicable prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We may issue debt securities from time to time in series under the indenture, and one or more supplemental indentures, between us and The Bank of New York, as trustee. The indenture is subject to, and governed by, the terms of the Trust Indenture Act of 1939, as amended. As a result, the terms of the debt securities will include those contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act. We have incorporated by reference in this prospectus a copy of the indenture as an exhibit to the registration statement of which this prospectus is a part, and you should read the indenture for provisions that may be important to you. We have summarized select portions of the indenture below. The summary is not complete. As used in this section, the term “offered debt securities” means the debt securities offered by this prospectus and the applicable prospectus supplement.

General

The indenture provides for the issuance of debt securities in series and does not limit the principal amount of debt securities which may be issued. In addition, except as may be provided in the prospectus supplement relating to the debt securities, the indenture does not limit the amount of additional indebtedness we may incur.

The applicable prospectus supplement or prospectus supplements will describe the following terms of the series of offered debt securities in respect of which this prospectus is being delivered:

•	the title of the offered debt securities;

•	whether the offered debt securities are senior debt securities, senior subordinated debt securities or subordinated debt securities or any combination thereof;

•	any limit upon the aggregate principal amount of the offered debt securities;

•	the date or dates on which the principal of the offered debt securities is payable;

•	the rate or rates at which the offered debt securities will bear interest, if any, or the manner in which such rate or rates are determined;

•
the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the offered debt securities will be payable and the record dates for the determination of holders to whom such interest is payable;

•	the place or places where the principal of, and any interest on, the offered debt securities will be payable;

•
our obligation, if any, to redeem, repurchase or repay the offered debt securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period or periods within which and the terms and conditions upon which the offered debt securities shall be redeemed, repurchased or repaid pursuant to such obligation;

•	the denominations in which any offered debt securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof;

•
if other than the principal amount thereof, the portion of the principal amount of the offered debt securities of the series which will be payable upon declaration of the acceleration of the maturity thereof;

•	any addition to or change in the covenants which apply to the offered debt securities;

•	any events of default with respect to the offered debt securities, if not otherwise set forth under “Events of Default”;

•
whether the offered debt securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global offered debt securities may be exchanged in whole or in part for other individual securities, and the depositary for the offered debt securities;

•	the terms and conditions, if any, upon which the offered debt securities shall be exchanged for or converted into common stock or preferred stock;

•	the nature and terms of the security for any secured offered debt securities; and

•	any other terms of the offered debt securities which terms shall not be inconsistent with the provisions of the indenture.

We may issue debt securities at a discount from their principal amount (original issue discount securities). Federal income tax considerations and other special considerations applicable to any such original issue discount securities will be described in the applicable prospectus supplement.

We may issue debt securities in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable prospectus supplement.

Status of Debt Securities

The senior debt securities will be unsubordinated obligations and will rank pari passu with all of our other unsecured and unsubordinated indebtedness.

Our obligations pursuant to senior subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the indenture, to all of our senior indebtedness. Except to the extent set forth in the applicable prospectus supplement, we define our “senior indebtedness” to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for our bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with

•
all of our indebtedness whether heretofore or hereafter incurred for borrowed money or in connection with the acquisition by us or our subsidiaries of assets other than in the ordinary course of business, for the payment of which we are liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by us,

•	amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and

•
any indebtedness issued in exchange for any such indebtedness (the three bullet points hereof being collectively referred to herein as “Debt”); provided, however, that the following will not constitute senior indebtedness with respect to senior subordinated debt securities:

•
any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all of our Debt not expressly subordinated to such Debt;

•	any Debt which by its terms refers explicitly to the senior subordinated debt securities and states that such Debt shall not be senior in right of payment; and

•	any of our Debt in respect of the senior subordinated debt securities or any subordinated debt securities.

Our obligations pursuant to subordinated debt securities will be subordinate in right of payment to all of our senior indebtedness and to any senior subordinated debt securities; provided, however, that the following will not constitute senior indebtedness with respect to subordinated debt securities:

•
any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all of our Debt not expressly subordinated to such Debt; and

•
any of our Debt in respect of subordinated debt securities and any Debt which by its terms refers explicitly to the subordinated debt securities and states that such Debt shall not be senior in right of payment.

No payment pursuant to the senior subordinated debt securities or the subordinated debt securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all of our senior indebtedness shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such senior indebtedness, or if there shall have occurred any Event of Default with respect to any such senior indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, we may make payments pursuant to the senior subordinated debt securities or the subordinated debt securities, as the case may be, if a default in payment or an Event of Default with respect to the senior indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or Event of Default. Upon any distribution of our assets upon dissolution, winding-up, liquidation or reorganization, the holders of our senior indebtedness will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for our bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the senior subordinated debt securities or subordinated debt securities, as applicable. By reason of such subordination, in the event of our insolvency, holders of our senior indebtedness may receive more, ratably, and holders of the senior subordinated debt securities or subordinated debt securities, as applicable, having a claim pursuant to the senior subordinated debt securities or subordinated debt securities, as applicable, may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrence of any Event of Default in respect of the senior subordinated debt securities or the subordinated debt securities.

If we offer debt securities, the applicable prospectus supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such debt securities would be senior to such debt securities. The applicable prospectus supplement will also set forth any limitation on our issuance of any additional senior indebtedness.

Exchange, Registration, Transfer and Payment

Unless otherwise specified in the applicable prospectus supplement, payment of principal, premium, if any, and any interest on the debt securities will be payable, and the exchange of and the transfer of debt securities will be registrable, at the office of the trustee or at any other office or agency maintained by us for such purpose, subject to the limitations of the indenture. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. The debt securities shall be signed by two of our officers and authenticated by the manual signature of the trustee. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Global Debt Securities

The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such global security or securities. Each global security will be deposited with such depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the indenture.

Notwithstanding any provision of the indenture or any debt security described herein, no global security may be transferred to, or registered or exchanged for debt securities registered in the name of, any person or entity other than the depositary for such global security or any nominee of such depositary, and no such transfer may be registered, unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for such global security or has ceased to be qualified to act as such as required by the applicable indenture;

•	we execute and deliver to the trustee an order that such global security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable; or

•	there shall exist such circumstances, if any, as may be described in the applicable prospectus supplement.

All debt securities issued in exchange for a global security or any portion thereof will be registered in such names as the depositary may direct.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement. We expect that the following provisions will apply to depositary arrangements.

Unless otherwise specified in the applicable prospectus supplement, debt securities which are to be represented by a global security to be deposited with or on behalf of a depositary will be represented by a global security registered in the name of such depositary or its nominee. Upon the issuance of such global security, and the deposit of such global security with or on behalf of the depositary for such global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global security to the accounts of institutions that have accounts with such depositary or its nominee (“participants”). The accounts to be credited will be designated by the underwriters or agents of such debt securities or by us, if such debt securities are offered and sold directly by us. Ownership of beneficial interests in such global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such global securities.

So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indenture. Unless otherwise specified in the applicable prospectus supplement, owners of beneficial interests in such global security will not be entitled to have debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in certified form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. If we request any action of holders or if an owner of a beneficial interest in such global security desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Notwithstanding any other provisions to the contrary in the indenture, the rights of the beneficial owners of the debt securities to receive payment of the principal and premium, if any, of and interest on such debt securities, on or after the respective due dates expressed in such debt securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

Principal of and any interest on a global security will be payable in the manner described in the applicable prospectus supplement.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets to any person unless:

•
we are the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger, if other than us, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•
the entity or person formed by or surviving any such consolidation or merger, if other than us, or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all of our obligations under the debt securities and the indenture; and

•	immediately prior to and after the transaction no default, as defined in the indenture, or Event of Default shall have occurred and be continuing.

Except as may be described in a prospectus supplement applicable to a particular series of debt securities, there are no covenants or other provisions in the indenture providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of our company or a highly leveraged transaction.

Certain Other Covenants

Unless otherwise indicated in this prospectus or a prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations, the pledging of our assets or the incurrence of indebtedness by us.

With respect to any series of senior subordinated debt securities, we will agree not to issue Debt which is, expressly by its terms, subordinated in right of payment to any of our other Debt and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the senior subordinated debt securities.

The applicable prospectus supplement will describe any material covenants in respect of a series of debt securities. Other than the covenants that are included in the indenture as described above or as described in the applicable prospectus supplement, the indenture will not provide holders of debt securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving us which could adversely affect holders of debt securities.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, the following will constitute Events of Default under the indenture with respect to debt securities of any series:

•	failure to pay principal of any debt security of that series when due and payable at maturity, upon redemption or otherwise;

•	failure to pay any interest on any debt security of that series when due, and the default continues for 30 days;

•
an Event of Default, as defined in the debt securities of that series, occurs and is continuing, or we fail to comply with any of our other agreements in the debt securities of that series or in the indenture with respect to that series and the default continues for the period and after the notice provided therein and described below; and

•	certain events of bankruptcy, insolvency or reorganization.

A default under the third bullet point above is not an Event of Default with respect to a particular series of debt securities until the trustee or the holders of at least 50% in principal amount of the then outstanding debt securities of that series notify us of the default and we do not cure the default within 30 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default.”

If an Event of Default with respect to outstanding debt securities of any series, other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization, shall occur and be continuing, either the trustee or the holders of at least 50% in principal amount of the outstanding debt securities of that series by notice, as provided in the indenture, may declare the unpaid principal amount (or, if the debt securities of that series are original issue discount securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see “Modification and Waiver” below.

The indenture provides that the trustee shall provide notice to holders of debt securities of an Event of Default with respect to such debt securities that is continuing and known to the trustee. Except in the case of an Event of Default in payment, the trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the debt securities. The indenture provides that, subject to the duty of the trustee during an Event of Default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable security or indemnity. A holder of debt securities of any series may not pursue a remedy with respect to the indenture or the debt securities unless:

•	the holder gives to the trustee written notice of a continuing Event of Default with respect to that series;

•	the holders of at least 50% in principal amount of the then outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	such holder or holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

•	during such 60-day period the holders of a majority in principal amount of the then outstanding debt securities of that series do not give the trustee a direction inconsistent with the request.

Subject to such provisions, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

We will be required to furnish to the trustee under the indenture annually a statement as to our performance of our obligations under that indenture and as to any default in such performance.

Modification and Waiver

Subject to certain exceptions, we and the trustee may amend the indenture or the debt securities with the written consent of the holders of a majority in principal amount of the then outstanding debt securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding debt securities of any series may also waive compliance in a particular instance by us with any provision of the indenture with respect to the debt securities of that series; provided, however, that without the consent of each holder of debt securities affected, an amendment or waiver may not:

•	reduce the percentage of the principal amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate or change the time for payment of interest on any debt security, including default interest;

•
reduce the principal of or premium, if any, or change the fixed maturity of any debt security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto;

•	make any debt security payable in currency other than that stated in the debt security;

•
make any change in the provisions concerning waivers of default or Events of Default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any debt security;

•	waive a default in the payment of the principal of, or interest on, any debt security, except as otherwise provided in the indenture; or

•	reduce the principal amount of original issue discount securities payable upon acceleration of the maturity thereof.

We and the trustee may amend the indenture or the debt securities without notice to or the consent of any holder of a debt security:

•	to cure any ambiguity, defect or inconsistency;

•	to comply with the indenture’s provisions with respect to successor corporations;

•	to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

•	to provide for debt securities in addition to or in place of certificated debt securities;

•	to add to, change or eliminate any of the provisions of the indenture in respect of one or more series of debt securities, provided, however, that any such addition, change or elimination

•
shall neither apply to any debt security of any series created prior to the execution of such amendment and entitled to the benefit of such provision nor modify the rights of a holder of any such debt security with respect to such provision, or

•	shall become effective only when there is no outstanding debt security of any series created prior to such amendment and entitled to the benefit of such provision;

•	to make any change that does not adversely affect in any material respect the interest of any holder; or

•	to establish additional series of debt securities as permitted by the indenture.

The holders of a majority in principal amount of the then outstanding debt securities of any series, by notice to the trustee, may waive an existing default or Event of Default and its consequences except a default or Event of Default in the payment of the principal of, or any interest on, any debt security with respect to the debt securities of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance.    Unless otherwise specified in the applicable prospectus supplement, we may terminate our obligations under the debt securities of any series and the indenture with respect to that series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) upon the deposit with the trustee, in trust, of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the debt securities of such series on the stated maturity of such payments in accordance with the terms of the indenture and such debt securities. Such discharge may occur only if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants.    Unless otherwise specified in the applicable prospectus supplement, the indenture provides that unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions, we may omit to comply with the restrictive covenants contained in the indenture, as well as any additional covenants contained in a supplement to the indenture, a board resolution or an officers’ certificate delivered pursuant thereto. The conditions require us to, among other things:

•
deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent auditors to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the debt securities of such series on the stated maturity of such payments in accordance with the terms of the indenture and such debt securities; and

•
deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

Defeasance and Events of Default.    In the event we exercise our option to omit compliance with certain covenants of the indenture with respect to any series of debt securities and the debt securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments.

Regarding the Trustees

The trustee with respect to any series of debt securities will be identified in the prospectus supplement relating to such debt securities. The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates; provided, however, that if it acquires any conflicting interest, as defined in the Trust Indenture Act, it must eliminate such conflict or resign.

The holders of a majority in principal amount of the then outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The Trust Indenture Act and the indenture provide that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities issued thereunder, unless they have offered to the trustee indemnity satisfactory to it.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. Certain other terms of any series of the preferred stock offered by any prospectus supplement will be described in such prospectus supplement. The description of certain provisions of the preferred stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of the preferred stock, which will be filed with the SEC and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of the preferred stock.

General

We have authority to issue 750,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of August 31, 2000, 313,586,000 shares of our common stock were outstanding, of which 522,230 shares were owned by us as treasury stock. For more information, see the section “Description of Common Stock.” As of August 31, 2000, no shares of our preferred stock were outstanding.

Under our certificate of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 1,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. As used herein, the term “board of directors” includes any duly authorized committee thereof.

The preferred stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of the preferred stock. Reference is made to the prospectus supplement relating to the particular series of the preferred stock offered thereby for specific terms, including:

•	the designation and stated value per share of such preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which such preferred stock will be issued;

•	the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

Dividend Rights

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our funds legally available therefor, cash dividends on such dates and at such rates as set forth in, or as are determined by the method described in, the prospectus supplement relating to such series of the preferred stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on our stock books on such record dates, fixed by our board of directors, as specified in the prospectus supplement relating to such series of preferred stock.

Such dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to such series of preferred stock. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and we will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which we initially issue shares of such series.

Our credit agreement restricts our ability to declare or pay dividends on our capital stock.

Unless otherwise specified in the applicable prospectus supplement, so long as the shares of any series of the preferred stock are outstanding, unless:

•
full dividends (including if such preferred stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the preferred stock of such series and all other classes and series of our preferred stock, other than Junior Stock, as defined below; and

•
we are not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of preferred stock of such series or any shares of any of our other preferred stock of any class or series, other than Junior Stock, as defined below;

we may not declare any dividends on any shares of our common stock or any of our other stock ranking as to dividends or distributions of assets junior to such series of preferred stock (the common stock and any such other stock being herein referred to as “Junior Stock”), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of our stock, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any of our securities other than Junior Stock.

Liquidation Preferences

Unless otherwise specified in the applicable prospectus supplement, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each series of the preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of common stock or any other shares of our stock ranking junior as to such distribution to such series of the preferred stock, the amount set forth in the prospectus supplement relating to such series of the preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, the amounts payable with respect to the preferred stock of any series and any other shares of our preferred stock, including any other series of the preferred stock, ranking as to any such distribution on a parity with such series of the preferred stock are not paid in full, the holders of the preferred stock of such series and of such other shares of our preferred stock will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the preferred stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable prospectus supplement, the holders of each such series of the preferred stock will be entitled to no further participation in any distribution of our assets.

Redemption

A series of the preferred stock may be redeemable, in whole or from time to time in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the preferred stock redeemed by us will be restored to the status of authorized but unissued shares of our preferred stock.

In the event that fewer than all of the outstanding shares of a series of the preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata, subject to rounding to avoid fractional shares, as may be determined by us or by any other method as may be determined by us in our sole discretion to be equitable. From and after the redemption date, unless default is made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any, dividends will cease to accumulate on the shares of the preferred stock called for redemption and all rights of the holders thereof, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, will cease.

Unless otherwise specified in the applicable prospectus supplement, so long as any dividends on shares of any series of the preferred stock or any other series of our preferred stock ranking on a parity as to dividends and distribution of assets with such series of the preferred stock are in arrears, no shares of any such series of the preferred stock or such other series of our preferred stock will be redeemed, whether by mandatory or optional redemption, unless all such shares are simultaneously redeemed, and we will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Conversion and Exchange Rights

The terms, if any, on which shares of preferred stock of any series may be exchanged for or converted into shares of common stock, another series of preferred stock or any other Security will be set forth in the prospectus supplement relating thereto. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, the shares of another series of preferred stock or the amount of any other securities to be received by the holders of preferred stock would be calculated as of a time and in the manner stated in the prospectus supplement.

Voting Rights

Except as indicated in a prospectus supplement relating to a particular series of the preferred stock, or except as required by applicable law, the holders of the preferred stock will not be entitled to vote for any purpose.

DESCRIPTION OF COMMON STOCK

We have authority to issue 750,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of August 31, 2000, 313,586,000 shares of our common stock were outstanding, of which 522,230 shares were owned by us as treasury stock. As of August 31, 2000, no shares of our preferred stock were outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect our entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to our board of directors.

The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of our current credit arrangements restrict our ability to declare or pay dividends on our common stock. Upon our liquidation or dissolution, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are, and all shares being offered by this prospectus will be, fully paid and not liable to further calls or assessment by us.

DESCRIPTION OF WARRANTS

We may issue debt warrants to purchase debt securities, as well as equity warrants to purchase preferred stock or common stock. Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The warrants are to be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the prospectus supplement relating to warrants being offered pursuant to such prospectus supplement.

Debt Warrants

The applicable prospectus supplement will describe the terms of debt warrants offered thereby, the warrant agreement relating to such debt warrants and the debt warrant certificates representing such debt warrants, including the following:

•	the title of such debt warrants;

•	the aggregate number of such debt warrants;

•	the price or prices at which such debt warrants will be issued;

•
the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of such debt warrants, and the procedures and conditions relating to the exercise of such debt warrants;

•	the designation and terms of any related debt securities with which such debt warrants are issued, and the number of such debt warrants issued with each such debt security;

•	the date, if any, on and after which such debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant;

•	the date on which the right to exercise such debt warrants will commence, and the date on which such right will expire;

•	the maximum or minimum number of such debt warrants which may be exercised at any time;

•	a discussion of any material federal income tax considerations; and

•	any other terms of such debt warrants and terms, procedures and limitations relating to the exercise of such debt warrants.

Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the debt securities purchasable upon such exercise.

Equity Warrants

The applicable prospectus supplement will describe the following terms of equity warrants offered thereby:

•	the title of such equity warrants;

•	the Securities (i.e., preferred stock or common stock) for which such equity warrants are exercisable;

•	the price or prices at which such equity warrants will be issued;

•
if applicable, the designation and terms of the preferred stock or common stock with which such equity warrants are issued, and the number of such equity warrants issued with each such share of preferred stock or common stock;

•	if applicable, the date on and after which such equity warrants and the related preferred stock or common stock will be separately transferable;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other terms of such equity warrants, including terms, procedures and limitations relating to the exchange and exercise of such equity warrants.

Holders of equity warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as our stockholders.

The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each equity warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of common stock or preferred stock or a stock split, reverse stock split, combination, subdivision or reclassification of common stock or preferred stock. In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each equity warrant, we may elect to adjust the number of equity warrants. No adjustments in the number of shares purchasable upon exercise of the equity warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of equity warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of our property as an entirety or substantially as an entirety, the holder of each outstanding equity warrant shall have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which such equity warrant was exercisable immediately prior thereto.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash such principal amount of Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

PLAN OF DISTRIBUTION

We may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable prospectus supplement. We have reserved the right to sell or exchange Securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of common stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of Securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any such underwriter, dealer or agent will be identified, and any such compensation received from us will be described, in the prospectus supplement. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for certain expenses.

To facilitate an offering of a series of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by us. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters with respect to the Securities offered hereby will be passed upon for us by Latham & Watkins, Menlo Park, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

Ernst & Young LLP, independent auditors have audited our consolidated financial statements and schedule included in and/or incorporated by reference in our Annual Report on Form 10-K for the year ended December 26, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Advanced Micro Devices, Inc.

$2,000,000,000

Debt Securities
Preferred Stock
Common Stock
Equity Warrants
Debt Warrants

PROSPECTUS

September 18, 2000